COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

04046809

File Number: 82.2994

SEC MAIL PROCESSING RECEIVED DEC 2 2004 WASH, D.C. 213 SECTION

23 November 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL IMPROVES COLD DRINK EQUIPMENT SERVICE CAPABILITY WITH ACQUISITION OF QUIRK'S REFRIGERATION

Sydney, 23 November 2004: Coca-Cola Amatil Limited (CCA) today announced that it has entered into an agreement to acquire all of the assets of Quirk's Refrigeration (Quirk's). The Quirk's business is predominantly the rental and servicing of commercial refrigeration equipment to major food and beverage manufacturers for use in hotels, bottle shops, the route trade and cafés. Quirk's has annual revenue of approximately $30 million.

Mr. Terry Davis, CCA's Managing Director, said "this bolt-on acquisition is a logical extension to CCA's existing in-house cold drink and vending service operation in Australia. It will provide our Australian beverage business access to modern systems and expertise in the supply and servicing of cold drink equipment".

The cost of CCA's existing in-house cold drink and vending service operation is approximately $60 million per annum. Once combined with the equipment service operations of Quirk's, CCA will be able to deliver higher levels of service to the combined customer base by:

- improvement in cold drink equipment reliability with preventative maintenance;
- *faster cold drink equipment service callout response time;*
- improved tracking and costing of field service calls and workshop maintenance utilising the Quirks technology platform; and
- improved access to refurbished cold drink equipment.

The acquisition price for Quirk's and Crusta Fruit Juice Pty Limited (previously announced on 8 November 2004) will be less than $50 million, in aggregate, and will be fully funded from CCA's free cash flow and existing debt facilities. These two businesses are expected to generate a combined EBIT of between $6 million to $8 million in 2005 and will be immediately earnings per share accretive.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Analysts - Peter Steel	+61 2 9259 6553
Media - Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA